SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                            --------------------
                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                          (Amendment No. 1 )-1


                        Westmoreland Coal Company
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                             (Name of Issuer)


                               Common Stock
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                     (Title of Class of Securities)


                                960878106
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                             (CUSIP Number)


    Brad Pearson, 4330 Helleview, Suite 100, Kansas City, Missouri  64111
                             (816) 753-2823
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              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                              April 3, 1998
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is
filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check    .
the following box  ___.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                     (Continued on following pages)

                         (Page 1 of 4 Pages)





1- The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        SEC 1746 (02-06-98)
<PAGE 2>
CUSIP No. 960878106                 13D


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James W. Sight

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ___
                                                                 (b) ___
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                    7    SOLE VOTING POWER
                         294,000 Shares
NUMBER OF
SHARES              8    SHARED VOTING POWER
BENEFICIALLY             7,500 Shares
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                294,000 Shares
PERSON
WITH                10   SHARED DISPOSITIVE POWER
                         7,500 Shares


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     301,500 Shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  ___

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%

14   TYPE OF REPORTING PERSON*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on or about January 17, 1997 (the "Statement"), by James W. Sight relating to the common stock, par value $2.50 per share (the "Common Stock") of Westmoreland Coal Company, a Delaware corporation ("Westmoreland"). The undersigned hereby amends and supplements Item 5 of the Statement by adding the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Statement):

Item 5

In a series of transactions from February 3, 1998 to April 3, 1998, Sight sold 76,000 shares of Common Stock owned by Sight in open market transactions at prices ranging from $1.75 to $1.94 per share. The details of such transactions are:

                Number of
Trade Date      Shares Traded    Price Per Share
----------      -------------    ---------------
2/3/98              8,500            $1.8125
2/4/98             10,000             1.8000
2/5/98              6,500             1.8000
2/6/98              7,500             1.8125
2/10/98             2,500             1.7500
3/24/98            15,000             1.9375
3/25/98            15,000             1.7917
4/3/98             11,000             1.9375

After the sale of the 76,000 shares of Common Stock, Sight is currently the beneficial owner of 301,500 shares of Common Stock and, based upon the information provided in Westmoreland's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, his ownership percentage represents approximately 4.3% of Westmoreland's issued and outstanding Common Stock.

Except for the sale of shares of Common Stock in the transactions described above, no transactions in the shares of Common Stock were effected during the past 60 days by Sight or, to the best of his knowledge, any of the persons identified in
Item 2 of the Statement.


                            SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         By:  /s/ James W. Sight
                                              ----------------------
                                                  James W. Sight

                                         By:  /s/ Heidi Harman
                                              ----------------------
                                                  Heidi Harman

Dated: April 14, 1998